UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2021

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

BiondVax Pharmaceuticals Ltd. (the “Company”) is filing this Form 6-K/A (this “Amendment”) to file Exhibit 101, which was  not included in its Form 6-K filed with the Securities and Exchange Commission on December 2, 2021 (the “Original Form 6-K”). Exhibit 101 provides the financial statements included in the Original Form 6-K formatted in XBRL (eXtensible Business Reporting Language).

This Amendment speaks as of the filing date of the Original Form 6-K, does not reflect events that have occurred after the filing date of the Original Form 6-K, and does not amend, modify or update in any way disclosures made in the Original Form 6-K.

Exhibit Index

Exhibit No.	Description
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Document

This Amendment is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-240189) and its Registration Statement on Form S-8 (Registration No. 333-239344).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: December 27, 2021	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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